===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 3 TO
                                 SCHEDULE 13E-3

              RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           NORTEK HOLDINGS, INC.
                              (Name of the Issuer)

                           NORTEK HOLDINGS, INC.
                                K HOLDINGS, INC.
                      KELSO INVESTMENT ASSOCIATES VI, L.P.
                                   KEP VI, LLC
                           KELSO NORTEK INVESTORS, LLC
                                RICHARD L. BREADY
                                EDWARD J. COONEY
                                KEVIN W. DONNELLY
                                  ALMON C. HALL
                              ROBERT E.G. RACTLIFFE

                      (Names of Person(s) Filing Statement)

                          COMMON STOCK, PAR VALUE $1.00
                      SPECIAL COMMON STOCK, PAR VALUE $1.00
                         (Title of Class of Securities)

                                    656559101
                                    656559200
                      (CUSIP Number of Class of Securities)

                                 --------------

 MR. KEVIN DONNELLY            MR. RICHARD L. BREADY               MR. JAMES J. CONNORS II
NORTEK HOLDINGS, INC.           NORTEK HOLDINGS, INC.                   K HOLDINGS, INC.
  50 KENNEDY PLAZA                 50 KENNEDY PLAZA         KELSO INVESTMENT ASSOCIATES VI, L.P.
PROVIDENCE, RI 02903             PROVIDENCE, RI 02903                    KEP VI, LLC
   (401) 751-1600                                                KELSO NORTEK INVESTORS, LLC
                                                                      320 PARK AVENUE
                                                                     NEW YORK, NY 10022
                                                                       (212) 751-3939


 MR. EDWARD J. COONEY               MR. ALMON C. HALL             MR. ROBERT E.G. RACTLIFFE
NORTEK HOLDINGS, INC.              NORTEK HOLDINGS, INC.             NORTEK HOLDINGS, INC.
   50 KENNEDY PLAZA                  50 KENNEDY PLAZA                 50 KENNEDY PLAZA
 PROVIDENCE, RI 02903              PROVIDENCE, RI 02903             PROVIDENCE, RI 02903
    (401) 751-1600                    (401) 751-1600                   (401) 751-1600


           (Name, Address and Telephone Numbers of Person Authorized to Receive
             Notices and Communications on Behalf of Person(s) Filing Statement)


This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-2),
    Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c)
    (ss. 240.13e-3(c)) under the Securities Exchange Act of 1934.
b.  |_| The filing of a registration statement under the Securities Act of 1933.
c.  |_| A tender offer.
d.  |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

                            Calculation of Filing Fee

     --------------------------------------------------------------------
    |                                |                                  |
    |   Transaction Valuation*       |       Amount of Filing Fee**     |
    |--------------------------------| ---------------------------------|
    |                                |                                  |
    |        $498,968,810            |              $45,906             |
     --------------------------------------------------------------------

* The proposed maximum aggregate value of the transaction for purposes of calculating the filing fee only is $498,968,810. The filing fee was determined by adding (a) the product of (i) the 10,200,976 shares of common stock, par value $1.00 per share, of Nortek Holdings, Inc. ("Common Stock") and 508,255 shares of special common stock, par value $1.00 per share, of Nortek Holdings, Inc. ("Special Common Stock") that are proposed to be redeemed immediately following the recapitalization and (ii) the redemption consideration of $46.00 to be paid with respect to each share of Common Stock and Special Common Stock outstanding immediately prior to the recapitalization, plus (b) $6,344,184 expected to be paid upon cancellation of outstanding options (the "Total Consideration").
** The filing fee equals the product of 0.000092 multiplied by the Total Consideration.

[X] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $ 45,906
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: Nortek, Inc.
Date Filed:  October 2, 2002

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of Nortek Holdings, Inc. by K Holdings and its designees and certain members of Nortek Holdings, Inc.'s management; (ii) passed on the merits or fairness of the acquisition or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.


                                  INTRODUCTION

         This Rule 13e-3 transaction statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "Commission") by Nortek Holdings, Inc. ("Nortek Holdings"), Richard L. Bready, Chairman of the Board, President and Chief Executive Officer of Nortek, Inc. ("Nortek") and Nortek Holdings, Edward J. Cooney, Vice President and Treasurer of Nortek and Nortek Holdings, Kevin W. Donnelly, Vice President, General Counsel and Secretary of Nortek and Nortek Holdings, Almon C. Hall, Vice President, Controller and Chief Financial Officer of Nortek and Nortek Holdings, Robert E.G. Ractliffe, Executive Vice President and Chief Operating Officer of Nortek and Nortek Holdings, K Holdings, Inc. ("K Holdings"), Kelso Investment Associates VI, L.P. ("KIA VI"), KEP VI, LLC ("KEP VI") and Kelso Nortek Investors, LLC ("Kelso Nortek Investors"). Nortek, Nortek Holdings and K Holdings have entered into a recapitalization agreement (the "Recapitalization Agreement"), dated as of June 20, 2002, as amended, pursuant to which affiliates of Kelso & Company, L.P. ("Kelso"), a New York based sponsor of private equity transactions, and certain members of Nortek's senior management team, including Mr. Bready, Mr. Cooney, Mr. Donnelly, Mr. Hall and Mr. Ractliffe, have agreed to acquire Nortek Holdings for $46.00 per share in cash. In accordance with the Recapitalization Agreement, prior to the date of the notice of the special meeting, Nortek was reorganized into a holding company structure and each outstanding share of capital stock of Nortek was converted into an identical share of capital stock of Nortek Holdings with Nortek Holdings becoming the successor public company and Nortek becoming a wholly owned subsidiary of Nortek Holdings. Some of the management investors will sell or cash out a portion of their equity interest in Nortek Holdings as part of the recapitalization, based upon the same $46.00 per share redemption payment to be made to the other public stockholders, and will retain the remainder of their equity interest in Nortek Holdings. As a result of the recapitalization, Nortek Holdings will be owned by affiliates of Kelso and the management investors and will cease to be a public company. Nortek Holdings will also apply to the New York Stock Exchange for the delisting of its shares of common stock and to the Commission for the deregistration of its common stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nortek or Nortek Holdings will, however, continue to file periodic reports with the Securities and Exchange Commission as required by the indentures underlying the senior and senior subordinated notes of Nortek.

         On October 2, 2002, Nortek filed with the Commission a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act relating to a special meeting of stockholders of Nortek Holdings. The proxy statement was subsequently revised and filed with the Commission by Nortek Holdings on November 27, 2002 (as revised, the "Proxy Statement"). At the meeting, stockholders of Nortek Holdings will consider and vote upon the approval of an amendment to Nortek Holdings' certificate of incorporation that will:


     o create a new class of common stock, Class A Common Stock, par value $1.00 per share, of Nortek Holdings, consisting of 19,000,000 authorized shares;

     o reclassify each share of common stock, par value $1.00 per share, and special common stock, par value $1.00 per share, of Nortek Holdings outstanding at the time such amendment becomes effective into one share of a new class of mandatorily redeemable common stock, Class B Common Stock, par value $1.00 per share, of Nortek Holdings consisting of 14,000,000 authorized shares;

     o require the immediate redemption of each share of Class B Common Stock for $46.00 per share in cash upon the completion of the recapitalization; and

     o increase the authorized number of shares of preference stock, par value $1.00 per share, to 19,000,000 authorized shares.

         The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference into this Schedule 13E-3, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement and the annexes thereto. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to such terms in the Proxy Statement.

ITEM 1.           SUMMARY TERM SHEET.

     REGULATION M-A
     ITEM 1001
                  The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION.

     REGULATION M-A
     ITEM 1002
         (a) NAME AND ADDRESS. The information set forth in the Proxy Statement under the caption "SUMMARY - The Parties" is incorporated herein by reference.

         (b) SECURITIES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                      THE SPECIAL MEETING - Purpose of the Special Meeting
                      THE SPECIAL MEETING - Record Date; Who Is Entitled to Vote THE SPECIAL MEETING - Vote Required to Approve the
                         Amendment to the Certificate of Incorporation

          (c) TRADING MARKET AND PRICE. The information set forth in the Proxy Statement under the caption "STOCK PRICE AND DIVIDEND INFORMATION; STOCK REPURCHASES" is incorporated herein by reference.

         (d) DIVIDENDS. The information set forth in the Proxy Statement under the caption "STOCK PRICE AND DIVIDEND INFORMATION; STOCK REPURCHASES" is incorporated herein by reference.

         (e) PRIOR PUBLIC OFFERINGS.

                      None.

         (f) PRIOR STOCK PURCHASES. The information set forth in the Proxy Statement under the caption "STOCK PRICE AND DIVIDEND INFORMATION; STOCK REPURCHASES" is incorporated herein by reference.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

     REGULATION M-A
     ITEM 1003
         (a) NAME AND ADDRESS. The following sets forth the name, address and telephone number of the filing persons:

                  Nortek Holdings, Inc., the subject company
                  50 Kennedy Plaza
                  Providence, RI 02903
                  (401) 751-1600

                  K Holdings, Inc.
                  Kelso Investment Associates VI, L.P.
                  KEP VI, LLC
                  Kelso Nortek Investors, LLC
                  320 Park Avenue, 24th Floor
                  New York, NY 10022
                  (212) 751-3939

                  Mr. Richard L. Bready
                  c/o Nortek Holdings, Inc.
                  50 Kennedy Plaza
                  Providence, RI 02903 (401) 751-1600


                  Mr. Edward J. Cooney
                  c/o Nortek Holdings, Inc.
                  50 Kennedy Plaza
                  Providence, RI 02903
                  (401) 751-1600

                  Mr. Kevin W. Donnelly
                  c/o Nortek Holdings, Inc.
                  50 Kennedy Plaza
                  Providence, RI 02903
                  (401) 751-1600

                  Mr. Almon C. Hall
                  c/o Nortek Holdings, Inc.
                  50 Kennedy Plaza
                  Providence, RI 02903
                  (401) 751-1600

                  Mr. Robert E.G. Ractliffe
                  c/o Nortek Holdings, Inc.
                  50 Kennedy Plaza
                  Providence, RI 02903
                  (401) 751-1600


                  The following sets forth the names and titles of the directors and officers of Nortek and Nortek Holdings. The business address and telephone number of each such person listed is c/o Nortek Holdings, Inc., 50 Kennedy Plaza, Providence, RI 02903,
                  (401) 751-1600.

                  Richard L. Bready, Chairman of the Board, President and
                      Chief Executive Officer
                  Edward J. Cooney, Vice President and Treasurer
                  Kevin W. Donnelly, Vice President, General Counsel
                      and Secretary
                  Almon C. Hall, Vice President, Controller and Chief
                      Financial Officer
                  Robert E.G. Ractliffe, Executive Vice President and
                      Chief Operating Officer
                  Phillip L. Cohen, Director
                  Richard J. Harris, Director
                  William I. Kelly, Director
                  J. Peter Lyons, Director

                  The following sets forth the names and titles of the directors and officers of K Holdings, Inc. The business address and telephone number of each such person listed is c/o Kelso & Company, L.P., 320 Park Avenue, 24th Floor, New York, NY 10022, (212) 751-3939.

                  Michael B. Goldberg, President and Director
                  Philip E. Berney, Vice-President and Director James J. Connors II, Vice-President and Director Frank J. Loverro, Vice-President
                  Church M. Moore, Vice-President and Treasurer

                  The following sets forth the name, address and telephone number of the general partner of Kelso Investment Associates VI, L.P. and the managing member of Kelso Nortek Investors,
                  LLC:

                  Kelso GP VI, LLC
                  c/o Kelso & Company, L.P.
                  320 Park Avenue, 24th Floor
                  New York, NY 10022
                  (212) 751-3939

                  The following sets forth the names and titles of each managing member of Kelso GP VI, LLC and KEP VI. The business address and telephone number of each such person listed is c/o Kelso & Company, L.P., 320 Park Avenue, 24th floor, New York, NY 10022, (212) 751-3939.

                  Frank T. Nickell, President and Chief Executive Office,
                      Managing Member
                  Thomas R. Wall, IV, Managing Member
                  George E. Matelich, Managing Member
                  Michael B. Goldberg, Managing Member
                  David I. Wahrhaftig, Managing Member
                  Frank K. Bynum, Jr., Managing Member
                  Philip E. Berney, Managing Member

                  K Holdings, KIA VI, KEP VI and Kelso Nortek Investors do not believe that they are affiliates of Nortek Holdings at this time. They filed this Schedule 13E-3 solely in light of their relationship with Mr. Bready and the fact that they have noticed that in some instances involving similar transactions, persons similarly situated to them have filed a Schedule 13E-3. K Holdings, KIA VI, KEP VI and Kelso Nortek Investors do not believe this relationship, which consists of an understanding with Mr. Bready concerning Mr. Bready's retention of shares of Nortek Holdings common stock and options to acquire shares of Nortek Holdings common stock owned and controlled by him in the recapitalization and his agreement to vote to approve the amendment to the Nortek Holdings certificate of incorporation, renders K Holdings, KIA VI, KEP VI or Kelso Nortek Investors an affiliate.

         (b) BUSINESS AND BACKGROUND OF ENTITIES. The information set forth in the Proxy Statement under the caption "SUMMARY - The Parties" is incorporated herein by reference.

                  KIA VI, a Delaware limited partnership, and KEP VI, a Delaware limited liability company, are private investment funds formed by Kelso.

                  Kelso Nortek Investors is a Delaware limited liability company, the principal business of which is investing in Nortek Holdings following the recapitalization.

                  Kelso GP VI, LLC is a Delaware limited liability company, the principal business of which is serving as the general partner of KIA VI.

         (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS.

                  The following sets forth the business and background of each executive officer and director of Nortek and Nortek Holdings:

                      Richard L. Bready has been the Chairman of the Board,
                           President and Chief Executive Officer of Nortek, Inc. (and now of Nortek Holdings, Inc.) for more than the past five years. The address of Nortek Holdings, Inc. is 50 Kennedy Plaza, Providence, RI 02903. Mr. Bready is a citizen of the United States.

                      Edward J. Cooney has been Vice President and
                           Treasurer of Nortek, Inc. (and now of Nortek
                           Holdings, Inc.) since May 2, 2002. From August 20, 2001 to May 2, 2002, Mr. Cooney served as the Treasurer of Nortek, Inc. The address of Nortek Holdings, Inc. is 50 Kennedy Plaza, Providence, RI 02903. From 2000 to August 20, 2001, Mr. Cooney served as the Chief Financial Officer of Spiedel Inc. (a manufacturer of replacement watch bands and straps), 25 Fairmont Avenue, East Providence, RI 02914. Before joining Spiedel, Mr. Cooney worked for several years at Amtrol Inc. (a producer and marketer of flow and expansion control technology), 1400 Division Road, West Warwick, RI 02983. Most recently, he served as Amtrol's Executive Vice President of Sales (from 1998 to 2000) and Senior Vice President and Chief Financial Officer (from prior to 1997 to 1998). Mr. Cooney is a citizen of the United States.

                      Kevin W. Donnelly has been Vice President, General
                           Counsel and Secretary of Nortek, Inc. (and now of Nortek Holdings, Inc.) for more than the past five years. The address of Nortek, Holdings Inc. is 50 Kennedy Plaza, Providence, RI 02903. He is a citizen of the United States.

                      Almon C. Hall has been Vice President and Chief
                           Financial Officer of Nortek, Inc. (and now of Nortek Holdings, Inc.) since May 2, 2002. Prior to that date and for more than the past five years, Mr. Hall served as Vice President, Controller and Chief Accounting Officer of Nortek, Inc. The address of Nortek Holdings, Inc. is 50 Kennedy Plaza, Providence, RI 02903. Mr. Hall is a citizen of the United States.

                      Robert E.G. Ractliffe has been Executive Vice
                           President and Chief Operating Officer of Nortek, Inc. (and now of Nortek Holdings, Inc.) since January 9, 2002. The address of Nortek Holdings, Inc. is 50 Kennedy Plaza, Providence, RI 02903. From 1997 to January 9, 2002, Mr. Ractliffe served as President and Chief Executive Officer of Ply Gem Industries, Inc. (a holding company that owns stock of building products manufacturers) and Chief Executive Officer of Nordyne Inc. (a commercial and residential HVAC manufacturer), each of which is a wholly owned subsidiary of Nortek, Inc. The address of Ply Gem Industries, Inc. is 50 Kennedy Plaza, Providence, RI 02903 and the address of Nordyne Inc. is 8000 Phoenix Parkway, O'Fallon, MO 63366. Mr. Ractliffe is a citizen of the United States.

                      Phillip L. Cohen was a partner with an international
                           public accounting firm from 1965 until his retirement in June 1994 and has been a financial consultant since that date. Mr. Cohen's business address is 79 Ocean Avenue, Swampscott, MA 01907. From 1974 to 2001, he was a director and Treasurer of the Greater Boston Convention and Visitors Bureau (the "Bureau"), which promotes and markets greater Boston for the purpose of enhancing the overall economy through visitor development. The Bureau's address is 2 Copley Place, Suite 105, Boston, MA 02116. Mr. Cohen is a director of the following: (i) UniFirst Corporation (since 2000; a designer, manufacturer and servicer of occupational garments, career apparel and image-wear programs), 68 Jonspin Road, Wilmington, MA 01887 and (ii) Kazmaier Associates, Inc. (since 2000; a marketer, manufacturer and distributor of sports and recreational equipment), 676 Elm Street, Concord, MA 01742. He was a director of Bike Athletic Co. (from 1999 to May 28, 2002; a company that manufactures, procures and sells sporting goods), 2801 Red Dog Drive, Knoxville, TN 37914. Mr. Cohen is a citizen of the United States.

                      Richard J. Harris retired from Nortek, Inc. October 5,
                           2001. Prior to that date, Mr. Harris had been employed by Nortek, Inc. as Senior Vice President - Administration and Treasurer since May 3, 2001, and as Vice President and Treasurer for more than five years prior to May 3, 2001. The address of Nortek, Inc. is 50 Kennedy Plaza, Providence, RI 02903. He is a citizen of the United States.

                      William I. Kelly is Managing Director of American Express
                           Tax and Business Services, a wholly owned subsidiary of American Express Company, which provides accounting, tax and consulting services to small and medium sized businesses. He has served this firm since January 2000, initially as its Director of Human Resources and was promoted to Managing Director in December 2001. The address of American Express Tax and Business Services is 2300 Crown Colony Drive, Suite 300, Quincy, MA 02169. Mr. Kelly has been a director of Scituate Federal Savings Bank, a federal savings bank located at 560 Plain Street, Marshfield, MA 02050, since prior to 1997. Mr. Kelly was Director of the Graduate School of Professional Accounting of Northeastern University for more than five years until August 1999. The school's address is 360 Huntington Avenue, Boston, MA 02115. He is a citizen of the United States.

                      J. Peter Lyons has been, for more than the past five
                           years, Chairman of The Lyons Companies, 800 South Street, Waltham, MA 02453, which designs benefit plans and provides insurance services. He is a citizen of the United States.

                  The following sets forth the business and background of each executive officer and director of K Holdings. The current principal business address and telephone number of each such person listed is c/o Kelso & Company, L.P., 320 Park Avenue, 24th floor, New York, NY 10022, (212) 751-3939.

                      Michael B. Goldberg has been a Managing Director of Kelso
                           since 1991. Mr. Goldberg is a director of the following: (i) ArmKel, LLC (since 2001; a marketer and manufacturer of branded personal care consumer products), c/o Church & Dwight Co., Inc., 469 North Harrison Street, Princeton, NJ, 08543-5297; (ii) Consolidated Vision Group, Inc. (since 1997; a eyeglass and contact lens business), c/o America's Best Contacts and Eyeglasses, 7255 Crescent Boulevard, Route 130, Pennsauken, NJ 08110; (iii) Endo Pharmaceuticals, Inc. (since 1997; a pharmaceutical company), 100 Painters Drive, Chadds Ford, PA 19317; (iv) Hilite Holdings, LLC (since 1999; an automotive parts supplier), c/o Carreras, Kestner & Co., Terminal Tower, 50 Public Square, 32nd Floor, Cleveland, OH 44113; (v) HCI Direct, Inc. (since 1994; a direct manufacturer of hosiery), 3369 Progress Drive, Bensalem, PA 19020; and (vi) Unilab Corporation (since 1999; a medical testing laboratory company), 18448 Oxnard Street, Tarzana, CA 91356. He also serves as a member of the Phoenix House Foundation Board of Directors and The Wilson Council of the Woodrow Wilson International Center for Scholars. Mr. Goldberg is a citizen of the United States.

                      Philip E. Berney has been a Managing Director of Kelso
                           since 1999. From 1993 to 1999, he was a Senior Managing Director and Head of the High Yield Capital Markets group at Bear, Stearns & Co. (a financial services company), 383 Madison Avenue, New York, NY 10179. Mr. Berney is a director of the following:
                           (i) ArmKel, LLC (since 2001; a marketer and manufacturer of branded personal care consumer products), c/o Church & Dwight Co., Inc., 469 North Harrison Street, Princeton, NJ, 08543-5297; (ii) CDT Acquisition Corp. (since 1999; a developer and manufacturer of display screens), Greenwich House, Madingley Rise, Madingley Road, Cambridge, England CB3-OHJ, UK; and (iii) Key Components, LLC. (since 2000; a manufacturer of furniture, locks, electrical and mechanical components), c/o Millbrook Capital Management, 152 West 57th Street, 17th Floor, New York, NY 10019. Mr. Berney is a citizen of the United States.

                      James J. Connors II has been Vice President and General
                           Counsel of Kelso since 1993. Mr. Connors was a director of Scient, Inc. (from June, 2002 to October 1, 2002; an internet professional services provider), 405 Lexington Avenue, 26th Floor, New York, NY 10174. Mr. Connors is a citizen of the United States.

                      Frank J. Loverro joined Kelso in 1993 and has served as
                           Vice President since 1999. Prior to becoming Vice President, his title was Associate. Mr. Loverro is a director of Endo Pharmaceuticals, Inc. (since 2000; a pharmaceutical company), 100 Painters Drive, Chadds Ford, PA 19317. Mr. Loverro is a citizen of the United States.

                      Church M. Moore joined Kelso in 1998. His current title
                           is Associate. He worked, from July, 1997 to June, 1998, as an associate at Investcorp International, Inc. (a global investment group), 280 Park Avenue, New York, NY 10017. From August, 1994 to July, 1997, Mr. Moore was an associate in the corporate finance group at BT Securities Corporation (a financial services company), 130 Liberty Street, New York, NY 10006. Mr. Moore is a citizen of the United States.

                  The following sets forth the business and background of each managing member of Kelso GP VI, LLC and KEP VI. The current principal business address and telephone number of each such person listed is c/o Kelso & Company, L.P., 320 Park Avenue, 24th floor, New York, NY 10022, (212) 751-3939.

                      Frank T. Nickell joined Kelso in 1977. His current title
                           is President and Chief Executive Officer. Mr. Nickell is a director of the following: (i) The Bear Stearns Companies Inc. (since 1993; a financial services company), 383 Madison Avenue, New York, NY 10179 ; (ii) BlackRock, Inc. (since 1999; a financial and risk management company), 40 East 52nd Street, New York, NY 10022; (iii) Earle M. Jorgensen Company (since 1993; a specialty metal distributor), 3050 E. Birch Street, Brea, CA 92821; and (iv) Peebles, Inc. (since 1995; a department store), One Peebles Street, South Hill, VA 23970-5001. Mr. Nickell was a director of Charter Communications Entities (from prior to 1997 to 1998; a cable television company), 12444 Powerscourt Drive, Suite 400, St. Louis, MO 63131. He is also a member of The Board of Visitors of the University of North Carolina and a trustee of the NYU Hospitals Center. Mr. Nickell is a citizen of the United States.

                      Thomas R. Wall, IV joined Kelso in 1983. His current
                           title is Managing Director. Mr. Wall is a director of the following: (i) Citation Corporation (since 1999; a foundry products company), 2 Office Park Circle, Suite 204, Birmingham, AL 35223; (ii) Consolidated Vision Group, Inc. (since 1997; an eyeglass and contact lens business), c/o America's Best Contacts and Eyeglasses, 7255 Crescent Boulevard, Route 130, Pennsauken, NJ 08110; (iii) Key Components, Inc. (since 2000; a manufacturer of furniture, locks, electrical and mechanical components), c/o Millbrook Capital Management, 152 West 57th Street, 17th Floor, New York, NY 10019;
                           (iv) Mitchell Supreme Fuel Company (since prior to 1997; a fuel, oil and gas supplier to residences and businesses), 532 Freeman Street, Orange, NJ 07050;
                           (v) Mosler, Inc. (since prior to 1997; a security company), 8509 Berk Boulevard, Hamilton, OH 45015;
                           (vi) Peebles, Inc. (since 1995; a department store), One Peebles Street, South Hill, VA 23970-5001; (vii) TransDigm Inc. (since 1993; a solution provider for aerospace component applications), 26380 Curtiss Wright Parkway, Richmond Hts., OH 44143; and (viii) 21st Century Newspapers, Inc. (since 1997; a newspaper and related publications group), 48 West Huron, Pontiac, MI 48342. Mr. Wall was a director of the following: (i) iXL Enterprises, Inc. (from 1995 to 2001; an internet professional services provider), 1888 Emery Street, NW, Atlanta, GA 30318;
                           (ii) Charter Communications Entities (from prior to 1997 to 1998; a cable television company), 12444 Powerscourt Drive, Suite 400, St. Louis, MO 63131;
                           (iii) Cygnus Publishing, Inc. (from 1997 to 2001; a trade publication company), 405 Central Avenue, Suite 300, St. Petersburg, FL 33701; (iv) Hillside Broadcasting of North Carolina Holding Corp. (from 1995 to 1998; a television station), Two Park Place, 1888 Emery Street, 2nd Floor, Atlanta, GA 30318; and
                           (v) AMF Bowling, Inc. (from prior to 1997 to July, 2002; an owner/operator of bowling centers and manufacturer/marketer of bowling products), 8100 AMF Drive, Richmond, VA 23111 . He is also a trustee of Choate Rosemary Hall. Mr. Wall is a citizen of the United States.

                      George E. Matelich joined Kelso in 1985. His current
                           title is Managing Director. Mr. Matelich is a director of FairPoint Communications, Inc. (since 1997; a world telephone company), 521 East Morehead Street, Suite 250, Charlotte, NC 28202. Mr. Matelich was a director of the following: (i) Charter Communications Entities (from prior to 1997 to 1998; a cable television company), 12444 Powerscourt Drive, Suite 400, St. Louis, MO 63131 and (ii) Humphreys Inc. (from prior to 1997 to 2001; a men's belt manufacturer), 2009 West Hastings Street, Chicago, IL 60608-1123. He is also a trustee of the University of Puget Sound. Mr. Matelich is a citizen of the United States.

                      Michael B. Goldberg: see description under directors and
                           officers of K Holdings, above.

                      David I. Wahrhaftig joined Kelso in 1987 and has served
                           as a Managing Director since 1998. Prior to becoming a Managing Director, his title was Vice President. Mr. Wahrhaftig is a director of the following: (i) Consolidated Vision Group, Inc. (since 1997; an eyeglass and contact lens business), c/o America's Best Contacts and Eyeglasses, 7255 Crescent Boulevard, Route 130, Pennsauken, NJ 08110; (ii) Endo Pharmaceuticals, Inc. (since 1997; a pharmaceutical company), 100 Painters Drive, Chadds Ford, PA 19317); and (iii) Unilab Corporation (since 1999; a medical testing laboratories company), 18448 Oxnard Street, Tarzana, CA 91356). Mr. Wahrhaftig was a director of Humphreys Inc. (from prior to 1997 to 2001; a men's belt manufacturer), 2009 West Hastings Street, Chicago, IL 60608-1123. Mr. Wahrhaftig is a citizen of the United States.

                      Frank K. Bynum, Jr. joined Kelso in 1987 and has served
                           as Managing Director since 1998. Prior to becoming a Managing Director, his title was Vice President. Mr. Bynum is a director of the following: (i) CDT Acquisition Corp. (since 1999; a developer and manufacturer of display screens), Greenwich House, Madingley Rise, Madingley Road, Cambridge, England CB3-OHJ, UK; (ii) Citation Corporation (since 1999; a foundry products company), 2 Office Park Circle, Suite 204, Birmingham, AL 35223; (iii) eMarkets, Inc. (since 1999; software and online tools for agrifoods industry), 1606 Golden Aspen Drive, Suite 108, Ames, IA 50010; (iv) FairPoint Communications, Inc. (since 1997; a world telephone company), 521 East Morehead Street, Suite 250, Charlotte, NC 28202; (v) HCI Direct, Inc. (from 1994 to May, 2002; a direct manufacturer of hosiery), 3369 Progress Drive, Bensalem, PA 19020; (vi) 21st Century Newspapers, Inc. (since 1997; a newspaper and related publications group), 48 West Huron, Pontiac, MI 48342; and (vii) PlantAmerica, Inc. (since September 24, 2002; a provider of websites to the green industry), 4350 North Fairfax Drive, Suite 350, Arlington, VA 22203. Mr. Bynum was a director of the following: (i) Cygnus Publishing, Inc. (from 1997 to 2001; a trade publication company), 405 Central Avenue, Suite 300, St. Petersburg, FL 33701;
                           (ii) Hillside Broadcasting of North Carolina Holding Corp. (from 1995 to 1998; a television station), Two Park Place, 1888 Emery Street, 2nd Floor, Atlanta, GA 30318; and (iii) Scient, Inc. (formerly known as iXL Enterprises, Inc.) (from 1995 to October 1, 2002; an internet professional services provider), 405 Lexington Avenue, 26th Floor, New York, NY 10174. He is also a trustee of Prep for Prep. Mr. Bynum is citizen of the United States.

                      Philip E. Berney: see description under directors and
                           officers of K Holdings, above.

                  During the last five years, none of the persons or entities referred to in this Item 3 has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.           TERMS OF THE TRANSACTION.

     REGULATION M-A
     ITEM 1004
         (a) MATERIAL TERMS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND
                               THE SPECIAL MEETING
                           SUMMARY
                           THE SPECIAL MEETING
                           SPECIAL FACTORS
                           THE RECAPITALIZATION AGREEMENT
                           Annex A - Agreement and Plan of Recapitalization,
                               dated as of June 20, 2002, as amended, by and among Nortek, Inc., Nortek Holdings, Inc. and
                               K Holdings, Inc.
                           Annex B - Certificate of Amendment to the Restated
                               Certificate of Incorporation of Nortek Holdings, Inc.

         (c) DIFFERENT TERMS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND THE SPECIAL MEETING SUMMARY - The Effects of the Recapitalization SUMMARY - Interests of Nortek Directors, Officers and Affiliates in the
                               Recapitalization
                           SUMMARY - How Options Will Be Treated
                           SPECIAL FACTORS - Structure of the Recapitalization SPECIAL FACTORS - Certain Effects of the Recapitalization SPECIAL FACTORS - Post-Recapitalization Ownership and Control SPECIAL FACTORS - Series B Preference Stock SPECIAL FACTORS - Options Awards SPECIAL FACTORS - Interests of Nortek Directors, Officers and Affiliates in the
                               Recapitalization

         (d) APPRAISAL RIGHTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                          SUMMARY TERM SHEET
                          QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND
                              THE SPECIAL MEETING
                          SUMMARY - Statutory Appraisal Rights
                          THE SPECIAL MEETING - Statutory Appraisal Rights SPECIAL FACTORS - Reason for the Determination of the
                              Board of Directors; Fairness of the
                              Recapitalization
                          SPECIAL FACTORS - Statutory Appraisal Rights


         (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. None.

         (f) ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     REGULATION M-A
     ITEM 1005
         (a) TRANSACTIONS. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Interests of Nortek Directors, Officers and Affiliates in the Recapitalization" is incorporated herein by reference.

         (b) SIGNIFICANT CORPORATE EVENTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           SUMMARY
                           SPECIAL FACTORS - Background of the Recapitalization SPECIAL FACTORS - Interests of Nortek Directors,
                               Officers and Affiliates in the Recapitalization
                           THE RECAPITALIZATION AGREEMENT
                           VOTING AGREEMENT

         (c) NEGOTIATIONS OR CONTACTS. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Background of the Recapitalization" is incorporated herein by reference.

         (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND
                               THE SPECIAL MEETING
                           SUMMARY - Structure of the Recapitalization
                           SUMMARY - Post-Recapitalization Ownership and Control SUMMARY - Interests of Nortek Directors, Officers
                               and Affiliates in the Recapitalization
                           SUMMARY - How Options Will be Treated
                           THE SPECIAL MEETING - Vote Required To Approve the
                               Amendment to the Certificate of Incorporation
                           SPECIAL FACTORS - Certain Effects of the
                               Recapitalization
                           SPECIAL FACTORS - Post-Recapitalization Ownership
                               and Control
                           SPECIAL FACTORS - Series B Preference Stock
                           SPECIAL FACTORS - Financing of the Recapitalization SPECIAL FACTORS - Interests of Nortek Directors,
                                Officers and Affiliates in the Recapitalization
                           THE RECAPITALIZATION AGREEMENT
                           VOTING AGREEMENT

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     REGULATION M-A
     ITEM 1006
         (b) USE OF SECURITIES ACQUIRED. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND
                               THE SPECIAL MEETING
                           SUMMARY - The Effects of the Recapitalization SPECIAL FACTORS - Structure of the Recapitalization SPECIAL FACTORS - Certain Effects of the
                               Recapitalization
                           SPECIAL FACTORS - Post-Recapitalization Ownership
                               and Control
                           SPECIAL FACTORS - Options Awards

         (c)(1)- (c)(8) PLANS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND
                               THE SPECIAL MEETING
                           SUMMARY - Structure of the Recapitalization
                           SUMMARY - The Effects of the Recapitalization
                           SUMMARY - Post-Recapitalization Ownership and Control SUMMARY - Interests of Nortek Directors, Officers
                               and Affiliates in the Recapitalization
                           SUMMARY - How Options Will Be Treated
                           SUMMARY - Conditions to the Recapitalization
                           SUMMARY - Termination of the Recapitalization
                               Agreement
                           SUMMARY - Termination Fees
                           SUMMARY - Non-Solicitation of Competing Acquisition
                               Proposals
                           THE SPECIAL MEETING - Vote Required to Approve the
                               Amendment to the Certificate of Incorporation
                           SPECIAL FACTORS - Certain Effects of the
                               Recapitalization
                           SPECIAL FACTORS - Post-Recapitalization Ownership
                               and Control
                           SPECIAL FACTORS - Interests of Nortek Directors,
                               Officers and Affiliates in the Recapitalization
                           SPECIAL FACTORS - Financing of the Recapitalization THE RECAPITALIZATION AGREEMENT
                           VOTING AGREEMENT

ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     REGULATION M-A
     ITEM 1013
         (a) PURPOSES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                           SUMMARY TERM SHEET
                           QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND THE SPECIAL MEETING
                           SPECIAL FACTORS - Background of the Recapitalization SPECIAL FACTORS - Recommendation of the Board
                              of Directors
                           SPECIAL FACTORS - Reasons for the Determination of
                              the Board of Directors; Fairness of the
                              Recapitalization

         (b) ALTERNATIVES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                           SPECIAL FACTORS - Background of the Recapitalization SPECIAL FACTORS - Recommendation of the Board
                               of Directors

                           SPECIAL FACTORS - Conduct of the Business of Nortek
                                if the Recapitalization Is Not Completed

         (c) REASONS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SPECIAL FACTORS - Background of the Recapitalization SPECIAL FACTORS - Recommendation of the Board
                              of Directors
                           SPECIAL FACTORS - Reasons for the Determination of
                              the Board of Directors; Fairness of the
                              Recapitalization

         (d) EFFECTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND
                               THE SPECIAL MEETING
                           SUMMARY - The Effects of the Recapitalization
                           SUMMARY - Interests of Nortek Directors, Officers
                               and Affiliates in the Recapitalization
                           SUMMARY - Tax Consequences
                           SUMMARY - Statutory Appraisal Rights
                           THE SPECIAL MEETING - Statutory Appraisal Rights SPECIAL FACTORS - Certain Effects of the
                               Recapitalization
                           SPECIAL FACTORS - Post-Recapitalization Ownership
                               and Control
                           SPECIAL FACTORS - Series B Preference Stock
                           SPECIAL FACTORS - Reason for the Determination of the
                              Board of Directors; Fairness of the
                              Recapitalization
                           SPECIAL FACTORS - Interests of Nortek Directors,
                              Officers and Affiliates in the Recapitalization
                           SPECIAL FACTORS - Financial Advisory Agreement SPECIAL FACTORS - Material Federal Income Tax
                              Consequences
                           SPECIAL FACTORS - Statutory Appraisal Rights

ITEM 8.           FAIRNESS OF THE TRANSACTION.

     REGULATION M-A
     ITEM 1014
         (a) FAIRNESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY - Recommendation of the Board of Directors SUMMARY - Opinion of the Financial Adviser
                           THE SPECIAL MEETING - Purpose of the Special Meeting SPECIAL FACTORS - Background of the Recapitalization SPECIAL FACTORS - Recommendation of the Board of
                              Directors
                           SPECIAL FACTORS - Reasons for the Determination of
                              the Board of Directors; Fairness of the
                              Recapitalization
                           SPECIAL FACTORS - Opinions of K Holdings and the
                              Management Investors
                           SPECIAL FACTORS - Opinion of Financial Advisor

          (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SPECIAL FACTORS - Recommendation of the Board
                              of Directors
                           SPECIAL FACTORS - Reasons for the Determination of
                              the Board of Directors; Fairness of the
                              Recapitalization
                           SPECIAL FACTORS - Interests of Nortek Directors,
                              Officers and Affiliates in the Recapitalization
                           SPECIAL FACTORS - Members of the Special Committee SPECIAL FACTORS - Opinions of K Holdings and the
                              Management Investors
                           SPECIAL FACTORS - Opinion of Financial Advisor

         (c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           SUMMARY - The Special Meeting
                           THE SPECIAL MEETING - Vote Required To Approve the
                               Amendment to the Certificate of Incorporation

         (d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND
                               THE SPECIAL MEETING
                           SUMMARY - Opinion of Financial Advisor
                           SPECIAL FACTORS - Background of the Recapitalization SPECIAL FACTORS - Reasons for the Determination of
                               the Board of Directors; Fairness of the Recapitalization
                           SPECIAL FACTORS - Opinions of K Holdings and the
                                Management Investors
                           SPECIAL FACTORS - Opinion of Financial Advisor

         (e) APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY - Recommendation of the Board of Directors THE SPECIAL MEETING - Purpose of the Special Meeting SPECIAL FACTORS - Background of the Recapitalization SPECIAL FACTORS - Recommendation of the Committee
                              and Board of Directors

         (f) OTHER OFFERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SPECIAL FACTORS - Background of the Recapitalization SPECIAL FACTORS - Reasons for the Determination of
                               the Board of Directors; Fairness of the
                               Recapitalization


ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     REGULATION M-A
     ITEM 1015
         (a) REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           SUMMARY - Opinion of Financial Advisor
                           SPECIAL FACTORS - Background of the Recapitalization SPECIAL FACTORS - Opinion of Financial Advisor
                           THE RECAPITALIZATION AGREEMENT - Solvency Letter Annex C - Opinion of Morgan Stanley & Co.
                               Incorporated, dated as of June 20, 2002.

         (b)      PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL.
                  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           SUMMARY - Opinion of Financial Advisor
\ SPECIAL FACTORS - Background of the Recapitalization SPECIAL FACTORS - Opinion of Financial Advisor
                           THE RECAPITALIZATION AGREEMENT - Solvency Letter Annex C - Opinion of Morgan Stanley & Co.
                              Incorporated, dated as of June 20, 2002.

         (c) AVAILABILITY OF DOCUMENTS. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Nortek Holdings, Inc. during its regular business hours.

ITEM 10.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     REGULATION M-A
     ITEM 1007
         (a)-(d) SOURCE OF FUNDS; CONDITIONS; EXPENSES; BORROWED FUNDS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND
                              THE SPECIAL MEETING
                           SPECIAL FACTORS - Post-Recapitalization Ownership
                              and Control
                           SPECIAL FACTORS - Financing of the Recapitalization SPECIAL FACTORS - Interests of Nortek Directors,
                              Officers and Affiliates in the Recapitalization
                           SPECIAL FACTORS - Financial Advisory Agreement SPECIAL FACTORS - Estimated Fees and Expenses

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     REGULATION M-A
     ITEM 1008
         (a) SECURITIES OWNERSHIP. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SPECIAL FACTORS - Post-Recapitalization Ownership
                               and Control
                           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                               AND MANAGEMENT

         (b) SECURITIES TRANSACTIONS.

                           None.

ITEM 12.          THE SOLICITATION OR RECOMMENDATION.

     REGULATION M-A
     ITEM 1012
         (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND
                               THE SPECIAL MEETING
                           SUMMARY - Interests of Nortek Directors, Officers
                               and Affiliates in the Recapitalization
                           THE SPECIAL MEETING - Vote Required To Approve the
                               Amendment to the Certificate of Incorporation
                           SPECIAL FACTORS - Structure of the Recapitalization SPECIAL FACTORS - Certain Effects of the
                               Recapitalization
                           SPECIAL FACTORS - Interests of Nortek Directors,
                               Officers and Affiliates in the Recapitalization
                           VOTING AGREEMENT


         (e) RECOMMENDATION OF OTHERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND
                            SUMMARY - Recommendation of the Board of Directors
                           THE SPECIAL MEETING - Purpose of the Special Meeting
                           SPECIAL FACTORS - Recommendation of the Board
                                of Directors
                           SPECIAL FACTORS - Reasons for the Determination of
                               the Board of Directors; Fairness of the
                               Recapitalization
                           SPECIAL FACTORS - Interests of Nortek Directors,
                               Officers and Affiliates in the Recapitalization
                           THE RECAPITALIZATION AGREEMENT - Proxy Material VOTING AGREEMENT

ITEM 13.          FINANCIAL STATEMENTS.

     REGULATION M-A
     ITEM 1010

         (a) FINANCIAL INFORMATION. The information set forth in the consolidated financial statements included in Nortek's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, the audited consolidated balance sheets of Nortek, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three years in the period ended December 31, 2001 included in Nortek's Current Report on Form 8-K filed on October 11, 2002 and the Unaudited Condensed Consolidated Financial Statements included in Nortek's Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2002, June 30, 2002 and September 28, 2002 are incorporated herein by reference.

         (b)      PRO FORMA INFORMATION.

                        None.

         (c) SUMMARY INFORMATION. The information set forth in the Proxy Statement under the caption "SUMMARY FINANCIAL DATA" is incorporated herein by reference.


ITEM 14.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     REGULATION M-A
     ITEM 1009
         (a) SOLICITATIONS OR RECOMMENDATIONS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION AND
                               THE SPECIAL MEETING
                           SUMMARY - Recommendation of the Board of Directors SUMMARY - Opinion of Financial Advisor
                           THE SPECIAL MEETING - Purpose of the Special Meeting THE SPECIAL MEETING - Costs of Soliciting These
                               Proxies
                           SPECIAL FACTORS - Background of the Recapitalization SPECIAL FACTORS - Recommendation of the Board of
                               Directors
                           SPECIAL FACTORS - Reasons for the Determination of
                               the Board of Directors; Fairness of the
                               Recapitalization
                           SPECIAL FACTORS - Opinion of Financial Advisor SPECIAL FACTORS - Interests of Nortek Directors,
                               Officers and Affiliates in the Recapitalization
                           SPECIAL FACTORS - Potential Fraudulent Conveyance
                               Challenge to the Recapitalization
                           SPECIAL FACTORS - Estimated Fees and Expenses
                           THE RECAPITALIZATION AGREEMENT - Solvency Letter
                           THE RECAPITALIZATION AGREEMENT - Principal Conditions
                                to the Completion of the Recapitalization
                                Agreement
                           Annex C - Opinion of Morgan Stanley & Co.
                                Incorporated, dated as of June 20, 2002.


          (b) EMPLOYEES AND CORPORATE ASSETS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                           SUMMARY TERM SHEET
                           SUMMARY - Interests of Nortek Directors, Officers
                               and Affiliates in the Recapitalization
                           THE SPECIAL MEETING - Costs of Soliciting These
                               Proxies
                           SPECIAL FACTORS - Certain Effects of the
                               Recapitalization
                           SPECIAL FACTORS - Background of the Recapitalization SPECIAL FACTORS - Interests of Nortek Directors,
                               Officers and Affiliates in the Recapitalization

ITEM 15.          ADDITIONAL INFORMATION.

     REGULATION M-A
     ITEM 1011
         (b) OTHER MATERIAL INFORMATION. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

     REGULATION M-A
     ITEM 1016

         (a)(1) Letter to Stockholders (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed on November 27, 2002)

         (a)(2) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed on November 27, 2002)

         (a)(3) Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed on November 27, 2002).

         (b)(1) Senior Secured Credit Facility Commitment Letter, dated May 31, 2002, by and among Nortek, Inc., Fleet Capital Corporation and Fleet Securities, Inc. (incorporated herein by reference to Exhibit 2 of the Schedule 13D filed by Richard L. Bready on June 24, 2002).

         (b)(2) Bridge Facility Commitment Letter, dated June 20, 2002, by and among Kelso & Company, L.P., UBS AG, Stamford Branch and UBS Warburg LLC (incorporated herein by reference to Exhibit 3 of the Schedule 13D filed by Richard L. Bready on June 24, 2002).

         (c)(1) Opinion of Morgan Stanley & Co. Incorporated, dated as of June 20, 2002 (incorporated herein by reference to Annex C to the Preliminary Proxy Statement on Schedule 14A filed on November 27, 2002).

         (c)(2) Materials presented by Morgan Stanley & Co. to the Special Committee of the Board of Directors of Nortek, Inc. on June 20, 2002.

         (d)(1) Agreement and Plan of Recapitalization, dated as of June 20, 2002, by and among Nortek, Inc., Nortek Holdings, Inc. and K Holdings, Inc. (incorporated herein by reference to Exhibit 2 of the Form 8-K filed on June 24, 2002).

         (d)(2) Amendment No. 1 to Agreement and Plan of Recapitalization, dated as of September 16, 2002, by and among Nortek, Inc., Nortek Holdings, Inc. and K Holdings, Inc., (incorporated herein by reference to Exhibit 2 of the Form 8-K filed on September 16, 2002).

         (d)(3) Exchange Agreement, dated June 20, 2002, by and among Nortek, Inc., Nortek Holdings, Inc., K Holdings, Inc. and Richard L. Bready (incorporated herein by reference to Exhibit 5 of the Schedule 13D filed by Richard L. Bready on June 24, 2002).

         (d)(4) Amendment No. 1 to Exchange Agreement, by and among Nortek, Inc., Nortek Holdings, Inc., K Holdings, Inc. and Richard L. Bready, (incorporated herein by reference to Exhibit 2 of Amendment No. 16 to the Schedule 13D filed by Richard L. Bready on September 18, 2002).

         (d)(5) Form of Certificate of Amendment to the Restated Certificate of Incorporation of Nortek Holdings, Inc. (incorporated herein by reference to Exhibit 3 of Amendment No. 1 to the Schedule 13D filed by K Holdings, Inc. on September 18, 2002).

         (d)(6) Voting Agreement, dated as of June 20, 2002, by and among Nortek, Inc., K Holdings, Inc. and Richard L. Bready (incorporated herein by reference to Exhibit 9 of the Form 8-K filed by Nortek, Inc. on June 24, 2002).

         (d)(7) Form of Stockholders' Agreement, by and among Nortek Holdings, Inc., Kelso Investment Associates VI, L.P., KEP VI, LLC and Management Stockholders.

         (d)(8) Form of Certificate of Designations, Powers, Preferences and Rights of Series B Convertible Preference Stock of Nortek Holdings, Inc. (incorporated herein by reference to Exhibit 4 of Amendment No. 1 to the Schedule 13D filed by K Holdings, Inc. on September 18, 2002).

         (d)(9)   Form of Nortek, Inc., Nortek Holdings, Inc. and
                  Richard L. Bready Employment Agreement.

         (d)(10)  Form of Nortek, Inc. and Nortek Holdings, Inc.
                  Employment Agreement (to be used for Messrs. Hall and
                  Donnelly).

         (d)(11)  Form of Nortek Holdings, Inc. 2002 Stock Option Plan

         (d)(12)  Form of Nortek Holdings, Inc. Stock Option Agreement

         (d)(13) Amendment No. 2 to Agreement and Plan of Recapitalization, dated as of November 20, 2002, by and among Nortek Inc., Nortek Holdings, Inc. and K Holdings, Inc.

         (d)(14) Form of Nortek Holdings, Inc. and K Holdings, Inc. Exchange Agreement (to be used for Messrs. Cooney, Donnelly, Hall and Ractliffe).


         (f)      None.

         (g)      None.

___________________

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 27, 2002

                                   NORTEK HOLDINGS, INC.

                                   /s/  RICHARD L. BREADY
                                   ------------------------------------------
                                   Name:   Richard L. Bready
                                   Title:  Chairman of the Board, President
                                           and Chief Executive Officer


                                   K HOLDINGS, INC.

                                   /s/  JAMES J. CONNORS
                                   ------------------------------------------
                                   Name:   James J. Connors II
                                   Title:  Vice President


                                   KELSO INVESTMENT ASSOCIATES VI,L.P.,
                                   BY: KELSO GP VI, LLC, ITS GENERAL
                                   PARTNER

                                   /s/  MICHAEL B. GOLDBERG
                                   ------------------------------------------
                                   Name:   Michael B. Goldberg
                                   Title:  Managing Member


                                   KEP VI, LLC

                                   /s/  MICHAEL B. GOLDBERG
                                   ------------------------------------------
                                   Name:   Michael B. Goldberg
                                   Title:  Managing Member


                                   KELSO NORTEK INVESTORS, LLC
                                   BY: KELSO GP VI, LLC, ITS MANAGING MEMBER

                                   /s/  MICHAEL B. GOLDBERG
                                   ------------------------------------------
                                   Name:   Michael B. Goldberg
                                   Title:  Managing Member


                                   RICHARD L. BREADY

                                   /s/  RICHARD L. BREADY
                                   ------------------------------------------
                                   Name:   Richard L. Bready


                                   EDWARD J. COONEY

                                   /s/  EDWARD J. COONEY
                                   ------------------------------------------
                                   Name:   Edward J. Cooney


                                   KEVIN W. DONNELLY

                                   /s/  KEVIN W. DONNELLY
                                   ------------------------------------------
                                   Name:   Kevin W. Donnelly


                                   ALMON C. HALL

                                   /s/  ALMON C. HALL
                                   ------------------------------------------
                                   Name:   Almon C. Hall


                                   ROBERT E.G. RACTLIFFE

                                   /s/  ROBERT E.G. RACTLIFFE
                                   ------------------------------------------
                                   Name:   Robert E.G. Ractliffe